   Exhibit 12.2

Hospitality Properties Trust

Computation of Ratio of Earnings to Fixed Charges and Preferred Distributions

(in thousands, except ratio amounts)

	Nine Months Ended September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010

Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings (losses) of an investee	$187,286	$199,036	$127,750	$153,219	$191,803	$21,990
Fixed Charges	107,918	139,486	145,954	136,111	134,110	138,712
Adjusted Earnings	$295,204	$338,522	$273,704	$289,330	$325,913	$160,702

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$107,918	$139,486	$145,954	$136,111	$134,110	$138,712
Preferred distributions	15,498	20,664	26,559	40,145	29,880	29,880

Combined Fixed Charges and Preferred distributions	$123,416	$160,150	$172,513	$176,256	$163,990	$168,592

Ratio of Earnings to Fixed Charges and Preferred distributions	2.39x	2.11x	1.59x	1.64x	1.99x	0.95x	(1)

(1)	The deficiency for this period was approximately $7,890.